Filed Pursuant to Rule 433

Registration Statement No. 333-181059

Relating to

Preliminary Prospectus Supplement dated September 23, 2013 to

Prospectus dated April 30, 2012

THE ALLSTATE CORPORATION

14,000,000 DEPOSITARY SHARES EACH REPRESENTING A 1/1,000TH INTEREST IN A SHARE OF

FIXED RATE NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C

FINAL TERM SHEET

Dated September 23, 2013

Issuer:	The Allstate Corporation
Security Type:	Depositary shares (the “Depositary Shares”) each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series C, of the Issuer (the “Preferred Stock”)
Expected Ratings:*	Baa3 (Moody’s) / BBB— (S&P)
Format:	SEC Registered
Size:	$350,000,000 (14,000,000 Depositary Shares)
Over-allotment Option:	$52,500,000 (2,100,000 Depositary Shares)
Liquidation Preference:	$25,000 per share of Preferred Stock (equivalent of $25 per Depositary Share)
Term:	Perpetual
Dividend Rate (Noncumulative):	6.75% per annum, only when, as and if declared
Dividend Payment Dates:	Quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2014
Trade Date:	September 23, 2013
Settlement Date:	September 30, 2013 (T+5)
Optional Redemption:

The Issuer may, at its option, redeem the shares of Preferred Stock (i) in whole but not in part at any time prior to October 15, 2018, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,000 per share, or if greater, the present values of (A) $25,000 per share of Preferred Stock and (B) all undeclared dividends for the dividend periods from the date of redemption to and including October 15, 2018, in each case, discounted to the date of redemption on a quarterly basis at a discount rate equal to the treasury rate plus 45 basis points, plus, in each case, any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date, or (ii) in whole or in part, from time to time, on any dividend payment date on or after October 15, 2018 at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date.

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “ALL PR C”. If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.
CUSIP/ISIN of Depositary Shares:	020002606/US0200026062
Public Offering Price:	$25.00 per Depositary Share
Underwriting Discounts and Commissions:	$10,838,218.75 (without over-allotment option)
Joint Book-Runners:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Allstate Corporation has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents that The Allstate Corporation has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897; Goldman, Sachs & Co. toll-free at 1-866-471-2526; J.P. Morgan Securities LLC collect at 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@baml.com; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.